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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Noah Education Holdings Ltd.
(Name of Issuer)
Ordinary Shares/American Depositary Shares
(Title of Class of Securities)
G65415 104 (Ordinary Shares)/ 65487R303(American Depositary Shares)
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G65415 104/ 65487R303

1	NAMES OF REPORTING PERSONS Dong Xu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		8,078,200 ordinary shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,078,200 ordinary shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,078,200 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

22.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	G65415 104/ 65487R303

1	NAMES OF REPORTING PERSONS Jointly Gold Technologies Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		8,078,200 ordinary shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,078,200 ordinary shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,078,200 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

22.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	G65415 104/ 65487R303

ITEM 1(a).	NAME OF ISSUER:

Noah Education Holdings Ltd. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

10th Floor B Building, Futian Tian’an Hi-Tech Venture Park, Futian District, Shenzhen, Guangdong Province, People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Mr. Dong Xu

Jointly Gold Technologies Ltd.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of Mr. Dong Xu is c/o Noah Education Holdings Ltd., 10th, Floor B Building, Futian Tian’an Hi-Tech Venture Park, Futian District, Shenzhen, Guangdong, People’s Republic of China.

The address of Jointly Gold Technologies Ltd. is Akara Bldg., 24 Decastro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

ITEM 2(c)	CITIZENSHIP:

Mr. Dong Xu is a citizen of the People’s Republic of China.

The place of organization of Jointly Gold Technologies Ltd. is British Virgin Islands.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary shares, par value $0.00005 per share American Depositary Shares, each representing one ordinary share

ITEM 2(e).	CUSIP NUMBER:

G65415 104 (ordinary shares) 65487R303 (American Depositary Shares)

ITEM 3.	Not Applicable

CUSIP No.	G65415 104/ 65487R303

ITEM 4.	OWNERSHIP:

Shared
				power to	Sole power to	Shared power
	Amount		Sole power to	vote or to	dispose or to	to dispose or to
	beneficially	Percent	vote or direct	direct	direct the	direct the
Reporting person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
Mr. Dong Xu	8,078,200 ordinary	22.5%	8,078,200 ordinary	0	8,078,200 ordinary	0
	shares*		shares*		shares*

Jointly Gold	8,078,200 ordinary	22.5%	8,078,200 ordinary	0	8,078,200 ordinary	0
Technologies Ltd.	shares*		shares*		shares*

* Includes 661,390 American Depositary Shares, representing 661,390 ordinary shares

As of December 31, 2008, Jointly Gold Technologies Ltd. was the holder of 7,416,810 ordinary shares and 661,390 American Depositary Shares, representing 661,390 ordinary shares, of Noah Education Holdings Ltd. Jointly Gold Technologies Ltd. is affiliated with Mr. Dong Xu. As a result, pursuant to Section 13(d) of the Securities Exchange Act of 1934, Mr. Dong Xu may be deemed to beneficially own in aggregate 8,078,200 ordinary shares held by Jointly Gold Technologies Ltd.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

CUSIP No.	G65415 104/ 65487R303
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 9, 2009

Dong Xu	/s/ Dong Xu
Dong Xu

Jointly Gold Technologies Ltd.	By:	/s/ Dong Xu
		Name:	Dong Xu
		Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement